

File No. 82 - 3185



Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, March 25th, 2005

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary/Extraordinary and the Special Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on March 30th , 2005.

The above Notice of the Ordinary/Estraordinary will be also published in the "Sole 24 Ore", "La Repubblica", "La Stampa (Italian edition) on March 30th 2005, in the "Financial Times" (European edition) on March 30th 2005 and the Notice of the Special in the "Sole 24 Ore", "La Repubblica" (Italian edition) on March 30th 2005.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Affari Societari e Legali

Leo

UniCredit S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it



A joint stock company. Registered office: Via Dante 1, Genoa (Italy) - Head office: Piazza Cordusio, Milan (Italy) Registered with the Genoa Court, tax code and Vat number no. 00348170101 and with the Banks Register and belonging to the UniCredito Italiano Banking Group, registered with the Banking Groups Register under Code no. 3135.1. Member of the Interbank Deposit Protection Fund. Capital: € 3,168,354,641.50, fully paid up.

The Shareholders of UniCredito Italiano are convened to an Ordinary and Extraordinary Shareholders' Meeting to be held on 30 April 2005 at 9.00 am in Genoa - via Dante, 1 and, if necessary, with regard to the Extraordinary session, on second call, on 1st May 2005 at 9.00 am at the same location. In the event that the necessary quorum are not reached, the Shareholders' Meeting is convened on second call with regard to the ordinary session and on third call as for the extraordinary session, on 2nd May 2005 at 2.00 p.m. at the same place, to discuss and to resolve on the following

AGENDA

Ordinary session

1. Presentation of the financial statements for the year ended 31 December 2004, accompanied by the reports of the directors and independent auditors; statutory auditors' report. Presentation of the consolidated financial statements and social and environmental report;
2. Allocation of net profit for the year;
3. Appointment of the directors, after determining their number, for financial years 2005-2007, with their term in office expiring at the shareholders' meeting called to approve the 2007 financial statements;
4. Determination of the remuneration due to the board of directors and executive committee for each year in office in accordance with article 26 of the company's articles of association;
5. Authorisation for UniCredito Italiano S.p.A. to join the European Economic Interest Grouping known as "Global Development", in accordance with paragraph 2, article 2361 of the Italian civil code;
6. Company's absorption of the cost of the remuneration due to the representative of the savings shareholders.

Extraordinary session

1. Approval of the proposed merger of Banca dell'Umbria 1462 S.p.A. and Cassa Risparmio Carpi S.p.A. into UniCredito Italiano S.p.A.; consequent amendments to the articles of association;

The dividend approved by the shareholders will be payable starting from 26 May 2005 (with the shares becoming ex-dividend on 23 May 2005).

Detailed reports relative to the items on the ordinary agenda, together with a copy of the financial statements for the year ended 31 December 2004 with the Board of Directors', Auditing company's and Statutory Auditors' report, will be filed by 15 April at the company's registered office and headquarters as well as at Borsa Italiana S.p.A., the governing body that runs the stock market. The documentation may be examined by the shareholders.

The documentation concerning the extraordinary agenda will be filed by 31 March at the Bank's registered office and Head Office, as well as at Borsa Italiana S.p.A., Shareholders can require for copy of the above documentation.

It is to point out that the Company, in adhering to the guidelines of the Corporate Governance Code of the Listed Companies, would appreciate that the list of the candidates for the office of directors be deposited with the registered office, together with their curricula vitae, at least 10 days prior to the scheduled shareholders' meeting.

According to Section 12 of the Articles of Association, the Meeting may be attended by those holders of ordinary shares which, while already recorded in the Register of Shareholders, provide a notice from the broker holding their accounts, which states that the shares have been lodged according to the law at least two days before the date on which the Meeting is set to take place. During this period and until the Meeting has taken place, shares shall remain unavailable.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
As provided for by section 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Section 2372 of the Civil Code".



UniCredit

A joint stock company. Registered office: Via Dante 1, Genoa (Italy) - Head office: Piazza Cordusio, Milan (Italy) Registered with the Genoa Court, tax code and Vat number no. 00348170101 and with the Banks Register and belonging to the UniCredito Italiano Banking Group, registered with the Banking Groups Register under Code no. 3135.1. Member of the Interbank Deposit Protection Fund. Capital: € 3,168,354,641.50, fully paid up.

CALLING OF A SPECIAL SHAREHOLDERS MEETING

The Shareholders of UniCredito Italiano holding savings shares are called to attend a Special Shareholders Meeting to be held on 30 April 2005 at 9.30 a.m. at the Bank's registered office in Via Dante 1, Genoa, and if necessary, a second sitting will be held on 1st May 2005 at the same address, but at 9.30 a.m., and again if necessary, a third sitting will be held at the same address on 2nd May 2005 at 10.00 a.m. to discuss and debate upon the following:

AGENDA

1. Appointment of the person who will represent the holders of savings shares;
2. Resolution to determine the annual emoluments for the period 2005-2007 of the person who will represent all the holders of savings shares.

Holders of savings shares have the right to attend the Meeting if, according to art. 2370 of the Italian Civil Code, they provide a notice from the broker holding their accounts, which states that the shares have been lodged according to the law at least two days before the date on which the Meeting is set to take place. During this period and until the Meeting has taken place, shares shall remain unavailable.
Detailed reports relative to the items on the agenda will be filed by 15 April 2005 at the Company's registered office and Headquarters as well as at Borsa Italiana S.p.A., the governing body that runs the stock market. The shareholders may examine the relative documentation.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
As provided for by section 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Section 2372 of the Civil Code".